UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

Big Cat Energy Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

089084107
(CUSIP Number)

Coalton Michael Schaefer
11 NORTH MAIN STREET
BUFFALO, WY 82834
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 089084107

1.	Names of Reporting Persons.

	Coalton Michael Schaefer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	__X__

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	4,868,500

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	4,868,500

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,868,5001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11):	10.8%

14.	Type of Reporting Person (See Instructions):	IN

 1  Includes 3,120,000 shares subject to presently exercisable warrants..

Item 1.          Security and Issuer

Security:	Common Stock, $.0001 par value, 2,948,500 shares
Warrants to acquire Common Stock, 1,920,000

Issuer:	Big Cat Energy Corp
Address:	121 W. Merino St. PO Box 500
Upton, WY 82730

Item 2.      Identity and Background

(a)      Name of Person Filing:  Coalton Michael Schaefer

(b)      Address:                 11 North Main Street, Buffalo, WY 82834

(c)      The Reporting Person is the Ranch Manager of a Cattle Ranch in Wyoming.

(d)      NONE.

(e)      NONE.

(f)      USA.

Item 3.          Source and Amount of Funds or Other Consideration.

    The Reporting Persons is a principal shareholder of the Company. As of November 15, 2010 the Reporting Person owns 2,948,500 shares of common stock of the Company, of which 1,200,000 shares are restricted.  Warrants to purchase 1,920,000 shares were acquired by the Reporting Person in connection with the purchase of these shares of the Company’s securities.  Upon exercise of his warrants to purchase an additional 1,920,000 shares, the Reporting Person would own approximately 10.8% of the total issued and outstanding stock of the Company.

Item 4.          Purpose of Transaction.

The purpose of this transaction is for personal investment.

Item 5.          Interest in Securities of the Issuer.

1. (a)	Amount Beneficially Owned:		4,868,500 shares
	Percent of Class:		10.8%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	4,868,500 shares
	(ii)	Shared power to vote or direct the vote:	0 shares
	(iii)	Sole power to dispose or direct the disposition of:	4,868,500 shares
	(iv)	Shared power to dispose or direct the disposition of:	0 shares

Shares shown as beneficially owned above include shares underlying presently exercisable warrants to purchase 3,120,000 shares.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the step-nephew to a Director and shareholder of the Company, Thomas E. Wharton Jr., who holds beneficially approximately 1.2% of the stock of the Company, (Includes 240,000 shares, and 100,000 shares subject to presently exercisable warrants and 200,000 options that become exercisable on January 4, 2011).   The Reporting Person is the son to another shareholder of the Company, Michael Fredrick Schaefer, who holds beneficially approximately 36.7% of the stock of the Company, (Includes 12,909,500 shares, and 5,000,000 shares subject to presently exercisable warrants).

Item 7.      Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2010	By:	COALTON MICHAEL SCHAEFER
Coalton Michael Schaefer